Exhibit 4.2
Amendment to Employee Stock Purchase Plan
Section 13(a) of the Employee Stock Purchase Plan is hereby amended such that the maximum number of shares of the Company’s Common Stock which shall be made available for sale under the Plan shall be 8,900,000 shares of Common Stock.